March 10, 2022

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Del Taco Restaurants, Inc. Request for Withdrawal of Filing of Pre-Effective Amendment on Form S-3/A (Registration No. 333-205467)

Ladies and Gentlemen:

Del Taco Restaurants, Inc. (the “Company”) hereby requests the immediate withdrawal of the Form S-3/A filed on March 8, 2022, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement.

The Company’s registration statement on Form S-3/A was transmitted and accepted by the Commission on March 8, 2022 inadvertently using the EDGAR form type, “S-3/A”, rather than “POS AM”. A correctly tagged amendment will be filed shortly on the correct form type for post-effective amendments, “POS AM”.

Thank you for your assistance in this matter.

Sincerely,

DEL TACO RESTAURANTS, INC.

By:	/s/ John D. Cappasola, Jr.
Name:	John D. Cappasola, Jr.
Title:	Chief Executive Officer